UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): 7293275 Canada Inc.

B.	This is [check one]:

	☒	an original filing for the Filer.
	☐	an amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	7293275 Canada Inc.

	Form type:	Schedule 14D-1F

	File number (if known):	005-82680

	Filed by:	7293275 Canada Inc. and Franco-Nevada Corporation

Date filed (if filed
	concurrently, so indicate):	December 14, 2009
(concurrent with filing of Schedule 14D-1F)

D.	The Filer is incorporated or organized under the laws of

Canada

and has its principal place of business at

130 King Street West, Suite 740
Exchange Tower, P.O. Box 467
Toronto, Ontario M5X 1E4
Canada
Telephone: (416) 306-6300

E.	The Filer designates and appoints Franco-Nevada U.S. Corporation (the “Agent”), located at:

1745 Shea Center Drive, Suite 310
Highlands Ranch, CO 80129
Telephone: (303) 317-6335

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of a Canadian issuer with respect to which filings are made by the filer with the Commission on Schedule 14D-1F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                          The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of securities to which such forms and schedules relate has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                        The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Schedule 14D-1F, the securities to which the Schedule 14D-1F relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, this 14th day of December, 2009.

Filer:	7293275 Canada Inc.	By:	/s/ Sharon Dowdall
Name: Sharon Dowdall
Title: Vice President and Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

Franco-Nevada U.S. Corporation
As agent for Service of Process for
7293275 Canada Inc.

By:	/s/ Alex Morrison
Name: Alex Morrison
Title: Chief Financial Officer

Date:	December 14, 2009